99.16

CONSENT OF CARL EDMUNDS

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral resource calculations for the Young Davidson deposit;
2. Information relating to the mineral resource calculations for the Kemess Underground project;
3. The annual information form of the Company dated March 23rd, 2012, which includes reference to the undersigned's name in connection with information relating to the Young Davidson deposit and the Kemess Underground project and the properties described therein.

By: Carl Edmunds, P. Geo.
Title: Corporate Chief Geologist
Company: AuRico Gold Inc.

Date: March 28th, 2012